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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RA CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12230 El Camino Real, Suite 100
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eliot Peters (858) 704-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. Zehentbauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RA Capital Advisors LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Principal

Title



Notary Public


K. MERCADO CALILAN
Commission # 2068059
Notary Public - California
San Diego County
My Comm. Expires May 12, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RA CAPTIAL ADVISORS LLC

ANNUAL FILING IN ACCORDANCE

WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2015

PKF

RA CAPITAL ADVISORS LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
RA Capital Advisors LLC
San Diego, California

We have audited the accompanying financial statements of RA Capital Advisors LLC (a Delaware limited liability company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. RA Capital Advisors LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RA Capital Advisors LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of RA Capital Advisors LLC's financial statements. The supplemental information is the responsibility of RA Capital Advisors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF

San Diego, California
February 25, 2016

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

RA CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash and cash equivalents	$	2,377,894
Accounts receivable		180,979
Prepaid expenses		97,150
Property and equipment, net of accumulated depreciation and amortization of $562,038		19,147
Other assets		12,580
Total assets	$	2,687,750
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued liabilities	$	42,652
Deferred rent		32,306
Deferred revenue		22,500
Total liabilities		97,458
Liabilities subordinated to claims of general creditors		520,264
Commitments (Notes 5, 7, and 9)		
Members' equity		2,070,028
Total liabilities and members' equity	$	2,687,750

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Consultation fees, net	$ 828,249
Success fees	6,538,765
Other income	783
Total revenues	7,367,797
Payroll and general administrative expenses:	
Compensation and payroll-related costs	2,269,032
General and administrative	779,017
Total payroll and general and administrative expenses	3,048,049
Interest expense	20,264
Total expenses	3,068,313
Net income	$ 4,299,484

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Members' equity at December 31, 2014	$ 880,647
Distributions	(3,110,103)
Net income	4,299,484
Members' equity at December 31, 2015	$ 2,070,028

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance at December 31, 2014	$ -
Issuances	500,000
Accrued interest	20,264
Balance December 31, 2015	$ 520,264

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Operating activities	
Net income	$ 4,299,484
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization, property and equipment	11,487
Accrued interest on subordinated loan	20,264
Decrease in allowance for doubtful accounts	76,500
Changes in operating assets and liabilities:	
Accounts receivable	21,125
Prepaid expenses	(24,891)
Accounts payable and accrued liabilities	(7,578)
Deferred rent	(11,708)
Other assets	23,829
Net cash provided by operating activities	4,408,512
Investing activities	
Purchase of property and equipment	(2,063)
Net cash used in investing activities	(2,063)
Financing activities	
Distributions	(3,110,103)
Subordinated loan issuances	500,000
Net cash used by financing activities	(2,610,103)
Increase in cash and cash equivalents	1,796,346
Cash and cash equivalents at beginning of year	581,548
Cash and cash equivalents at end of year	$ 2,377,894
Supplemental information	
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – THE COMPANY

RA Capital Advisors LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services. The Company was formed as a limited liability company in the state of Delaware in December 2002.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being members of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes consultation fee revenues as services are performed, net of realized foreign currency translation, if any. For the year ended December 31, 2015, realized foreign currency losses were $56,231. The Company recognizes specific transaction revenues upon consummation of the transaction. Deferred revenue consists of payments received from clients in advance of when services are rendered. As of December 31, 2015, deferred revenue was $22,500. As of December 31, 2015, the Company recorded $4,186 of unbilled receivables, which are included in accounts receivable, and are expected to be billed in the future.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions. At December 31, 2015, cash deposits held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") insured amounts of $250,000 were approximately $2,130,000. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

A substantial portion of the consultation and success fees of the Company was received from a limited number of clients. During the year ended December 31, 2015, two such clients accounted for 93% of total consultation and success fees. As of December 31, 2015, two parties accounted for 98% of accounts receivable.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company's management believes the risk of loss on its accounts receivable is adequately reserved in the accompanying financial statements. As of December 31, 2015, the reserve for allowance for doubtful accounts was $0. For the year ended December 31, 2015, bad debt expense was $36,391.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $500. Lesser amounts are expensed. Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

Deferred Rent

Rent expense from leases is recorded on a straight-line basis over the lease period. The net excess of rent expense over the actual cash paid is recorded as deferred rent.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees.

The Company reviews and evaluates tax positions within its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce members' equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. federal and certain foreign jurisdictions.

As of December 31, 2015, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal and state tax authorities for the tax years before 2012. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense within the statement of operations. The Company did not recognize any interest and penalties for the year ended December 31, 2015. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to December 31, 2015. As a result, no other income tax liability or expense has been recorded in the accompanying financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2015:

For the year ended December 31, 2015, depreciation and amortization expense was $11,487.

Furniture & fixtures	$	488,335
Computer hardware		81,416
Tenant improvements		11,434
Total		581,185
Less: accumulated depreciation and amortization		(562,038)
Property and equipment, net	$	19,147

NOTE 4 – FAIR VALUE OF FINANCIAL ASSETS

The Company's marketable investment securities and derivative instruments are financial instruments recorded at fair value on a recurring basis. The Company makes estimates regarding valuation of assets and liabilities measured at fair value in preparing its financial statements. ASC 825-10 provides an option to report selected financial assets and liabilities at fair value. The Company has not elected to measure any financial assets or liabilities using the fair value option under ASC 825-10.

ASC 820, *Fair Value Measurements and Disclosures* defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the "exit price") in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measurement.

ASC 820 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimates about market data.

The three levels for measuring fair value are based on the reliability of inputs and are as follows:

Level I - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to instruments utilizing Level I inputs. Since valuations are based on quoted prices that are readily available in an active market, valuation of these products does not entail a significant degree of judgment. Assets utilizing Level I inputs include exchange-traded equity securities.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. Assets and liabilities utilizing Level 2 inputs include: U.S. treasury and agency securities, mortgage-backed securities, collateralized mortgage obligations, commercial mortgage-backed securities, municipal bonds and notes, Over-the-Counter ("OTC") derivative instruments (foreign exchange forwards and option contracts, subordinated notes and junior subordinated debentures), and equity warrant assets for shares of public company capital stock.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Assets utilizing Level 3 inputs include: limited partnership interests in private equity funds, direct equity investments in private companies, mortgage-backed securities, and equity warrant assets for shares of private company capital stock.

NOTE 4 – FAIR VALUE OF FINANCIAL ASSETS (continued)

Fair value measurements of equity warrants of private companies are priced based on a lattice-binomial model to estimate asset value by using stated exercise prices, warrant expiration dates, risk-free interest rates and option volatility assumptions. Option volatility assumptions used in the lattice-binomial model are based on volatility of similar public companies.

	Fair Value	Valuation Technique	Unobservable Input	Value
"Company A" Equity Warrants	$0	lattice-binomial model	Volatility	60%
			Risk-free interest rate	1.15%
			Remaining life assumption	6 years

NOTE 5 – SUBORDINATED LOAN

Effective April 30, 2015, the Company entered into a subordinated debt agreement with its majority member. The scheduled maturity date is April 30, 2018 and interest is payable on a quarterly basis at an interest rate of 6%. The Company may elect to accrue interest to the note balance each quarter rather than pay cash. As of December 31, 2015 there was $520,264 due in principal and accrued interest.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2015, the Company had net capital of $2,280,436, which was $2,275,436 in excess of the required minimum net capital. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.33 to 1.

NOTE 7 – COMMITMENTS

The Company's office lease agreement expires November 30, 2017. The base rent is $9,682 per month during the first year and increases each year during the initial term, up to $10,580 per month during the final year. The lease is subject to additional charges for common area maintenance and other costs. Rent expense for the year ended December 31, 2015 was $111,635.

NOTE 7 – COMMITMENTS (continued)

Future minimum lease payments are as follows:

Years ending December 31		
2016	$	120,863
2017		113,909
Total	$	234,772

NOTE 8 – EMPLOYEE 401(k) PLAN

The Company's 401(k) Plan covers substantially all employees and allows eligible employees to contribute a percentage of their compensation, subject to annual limits. For employees choosing to participate in the 401(k) Plan, the Company will match their personal contributions at the rate of 100%, up to 5% of their compensation. For the year ended December 31, 2015, the 401(k) matching contributions made by the Company was $58,775.

NOTE 9 – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 25, 2016.

SUPPLEMENTARY INFORMATION

RA CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2015

Computation of net capital		
Total member's equity	$	2,070,028
Subordinated debt allowable for net capital		520,264
Total capital and allowable credits		2,590,292
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		180,979
Prepaid expenses		97,150
Other nonallowable assets		12,580
Property and equipment		19,147
Total deductions		309,856
Net capital	$	2,280,436
Aggregated indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued liabilities	$	42,652
Deferred rent		32,306
Total aggregate indebtedness	$	74,958
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of amount required	$	2,275,436
Net capital less greater of 10% of aggregated indebtedness or 120% of 5,000	$	2,272,940
Ratio of aggregate indebtedness to net capital		0.33 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

RA CAPITAL ADVISORS LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2015

A computation of reserve requirement is not applicable to RA Capital Advisors LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

RA CAPITAL ADVISORS LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2015

Information relating to possession or control requirements is not applicable to RA Capital Advisors LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

RA CAPTIAL ADVISORS LLC

REPORT ON THE SIPC ANNUAL ASSESMENT

PURSUANT TO RULE 17a-5(e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2015

PKF

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
RA Capital Advisors LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by RA Capital Advisors LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other Designated Examining Authority or specified parties, solely to assist you and the other specified parties in evaluating RA Capital Advisors LLC's compliance with the applicable instructions of Form SIPC-7. RA Capital Advisors LLC's management is responsible for RA Capital Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by tracing listed assessment payments to amounts clearing on original bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing RA Capital Advisors LLC's accounting records and internal financial information, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing RA Capital Advisors LLC's accounting records and internal financial information supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 25, 2016

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*****3179*******************MIXED AADC 220
049263 FINRA DEC
RA CAPITAL ADVISORS LLC
12230 EL CAMINO REAL STE 100
SAN DIEGO CA 92130-2090

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kayla McDowell (858) 704-3206

2. A. General Assessment (item 2e from page 2) $ 18,420
   B. Less payment made with SIPC-6 filed (**exclude interest**) (1,562)
      07/28/15
      Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 16,857
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 16,857
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 16,857
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RA Capital Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the 29 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,367,798
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 7,367,798
2e. General Assessment @ .0025	$ 18,420
	(to page 1, line 2.A.)

RA CAPTIAL ADVISORS LLC

REPORT ON EXEMPTION PROVISIONS

REPORT PURSUANT TO PROVISIONS OF 17 C.F.R. §15c3-3(k)

FOR THE YEAR ENDED DECEMBER 31, 2015

PKF

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of RA Capital Advisors LLC

We have reviewed management's statements, included in the accompanying 2015 Exemption Report Rule, in which (1) RA Capital Advisors LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RA Capital Advisors LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(i) (the "exemption provision") and (2) RA Capital Advisors LLC stated that RA Capital Advisors LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RA Capital Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RA Capital Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



February 25, 2016
San Diego, California

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

12230 El Camino Real, Suite 100
San Diego, California 92130
www.raca.com

Main: 858 704 3200
Fax: 858 704 3201



RA Capital Advisors LLC
2015 Exemption Report Rule
SEA Rule 17a-5(d)(4)

To the Independent Public Accountant under SEA
PKF
San Diego, California

RE: Exemption Report

Broker-dealers who claim an exemption from SEA Rule 15c3-3 must file an "Exemption Report" with the SEC. The Exemption Report must contain which provision the firm is claiming, if the broker-dealer met the provisions during the most recent fiscal year without exception, or if there were exceptions, a description and date of each exception.

I. **Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission for the year ended December 31, 2015:**

   a. A computation of reserve requirement is not applicable to RA Capital Advisors LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i)
   b. The Company met the identified exemption provision throughout the most recent fiscal year without exception.

II. **Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission for the year ended December 31, 2015:**

   a. Information relating to possession or control requirements is not applicable to RA Capital Advisors LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).
   b. The Company met the identified exemption provision throughout the most recent fiscal year without exception.

The above statements are made to the best knowledge and belief of RA Capital Advisors LLC. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Diego, California
December 31, 2015



Jim Zehentbauer, FINOP